UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Concurrent Computer Corporation

(Exact name of the registrant as specified in its charter)

Delaware	000-13150	04-2735766
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4375 River Green Parkway, Suite 100, Duluth, Georgia	30096
(Address of principal executive offices)	(Zip code)

 Davina Furnish (678) 258-4000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 -- Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

Concurrent Computer Corporation ( “Concurrent,” the “Company,” “we,” “our,” or “us,”) provides software, hardware and professional services for the video market and the high-performance, real-time market.  Our business is comprised of two segments for financial reporting purposes, products and services, which we provide for each of these markets.  Our video solutions consist of software, hardware, and services for intelligently streaming video and collecting and analyzing media data.  Our video solutions and services are deployed by video service providers for distribution of video to consumers and collection of media data intelligence to manage their video business and operations. Our real-time products consist of real-time Linux® operating system versions, development tools and other system software combined, in most cases, with computer platforms and services.  These products are sold to a wide variety of companies seeking high-performance, real-time computer solutions in the military, aerospace, financial and automotive markets around the world.

For purposes of the Company’s conflict minerals analysis in this Form SD, the Company considered the specific products that it manufactured or contracted to manufacture and delivered to its customers for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”) as “completed.”  Therefore, in connection with this Form SD and the attached exhibit, the term “Completed Products” refers to the specific products that the Company manufactured or contracted to manufacture and delivered to its customers during the Reporting Period.

The Company’s reasonable country of origin inquiry (“RCOI”) was designed to identify whether Conflict Minerals were contained in the Completed Products and to determine whether any Conflicts Minerals utilized in the Completed Products may have originated in the Democratic Republic of the Congo or adjoining country (collectively the “DRC”).

Based on the RCOI, the Company has determined that, with respect to the Completed Units, it has reason to believe that a limited amount of necessary Conflict Minerals contained in some Completed Products may have originated in the DRC.

The Company proceeded to conduct due diligence as described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD and available, along with this Form SD, on the Company’s website at http://ccur.com/home/about/compliance. As a result, a Conflict Minerals Report, as required by Rule 13-p1, is provided as an exhibit to this specialized disclosure.

Section 2 -- Exhibits

Section 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Concurrent Computer Corporation

By:	/s/ Davina Furnish	Date:	May 29, 2014
Name:	Davina Furnish
Title:	General Counsel and Corporate Secretary